Exhibit 99.1

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of December 23, 2023, by and between AstraZeneca Treasury Limited, a private limited company incorporated under the laws of England and Wales (“Parent”), and the undersigned holder (the “Shareholder”) of ordinary shares of Gracell Biotechnologies Inc., an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”). Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement and Plan of Merger, dated as of December 23, 2023, by and among Parent, Grey Wolf Merger Sub, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (as such agreement may be subsequently amended or modified, the “Merger Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

WHEREAS, Parent, Merger Sub and the Company have entered into the Merger Agreement, providing for, among other things, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, upon the terms and subject to the conditions set forth in the Merger Agreement;

WHEREAS, the Shareholder beneficially owns (as defined in Rule 13d-3 under the Exchange Act), as of the date of this Agreement, the number of ordinary shares, par value $0.0001 per share, of the Company (the “Company Shares”) (including the Company Shares represented by ADSs), and holds other rights to acquire beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the number of Company Shares indicated opposite the Shareholder’s name on Schedule 1 attached hereto;

WHEREAS, the Board of Directors has approved, including for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Company’s Memorandum and Articles of Association, the Transactions; and

WHEREAS, as a condition and material inducement to the willingness of Parent and Merger Sub to enter into the Merger Agreement, Parent has required that the Shareholder, and the Shareholder has agreed to, enter into and perform this Agreement and vote the Shareholder’s Company Shares (including the Company Shares represented by ADSs) and any New Shares (as defined below in Section 3) (collectively, the “Subject Shares”) in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, and intending to be legally bound hereby, the Shareholder and Parent agree as follows:

Section 1 Agreement to Vote the Subject Shares. The Shareholder hereby irrevocably and unconditionally agrees that, during the period commencing on (and including) the date of this Agreement and ending on (and including) the Expiration Date (as defined below) (the “Support Period”), at any meeting of the shareholders of the Company however called or any adjournment or postponement thereof, or in any other circumstance or action proposed to be taken in which the vote or other approval of the shareholders of the Company is sought, with respect to the Merger Agreement, the Merger, the Plan of Merger or any Acquisition Proposal, the Shareholder shall:

(a)            if a meeting is held, appear at such meeting or otherwise cause all of the Subject Shares to be counted as present at such meeting for purposes of calculating a quorum; and

(b)            vote (or cause to be voted) with respect to all of the Shareholder’s Subject Shares: (i) in favor of the approval and authorization of the Merger Agreement, the Plan of Merger and the Transactions as to which shareholders of the Company are called upon to vote or consent in favor of any matter that would be reasonably expected to facilitate the consummation of the Merger, including any proposal to adjourn or postpone a meeting of the shareholders of the Company to a later date if there are not sufficient votes at the time of the meeting to approval and authorization the Merger Agreement, the Plan of Merger or the Transactions; (ii) against any action, proposal, transaction or agreement (including any amendment, waiver, release from or non-enforcement of any agreement) that would reasonably be expected to (A) result in any of the conditions to the Merger under the Merger Agreement not being fulfilled before the End Date or (B) result in a breach of any representation, warranty, covenant, agreement or other obligation of such Shareholder under this Agreement or the Company under the Merger Agreement; (iii) against any Acquisition Proposal or any action, agreement, transaction or other matter that is intended to (to the actual knowledge of the Shareholder), or would reasonably be expected to, impede, interfere with, delay, postpone, prevent, discourage or materially and adversely affect the consummation of the Merger and the other Transactions; and (iv) against any change in or to the Board of Directors that is not recommended or approved by the Board of Directors, or any change in or to the present capitalization, corporate structure or Memorandum and Articles of Association of the Company that is not consented to by Parent. During the Support Period, the Shareholder shall not propose, take, commit or agree to take any action inconsistent with the foregoing in this Section 1. The Shareholder shall retain at all times the right to vote all of the Subject Shares in the Shareholder’s sole discretion, and without any other limitation, on any matters other than those set forth in this Section 1 that are at any time or from time to time presented for consideration to the Company’s shareholders generally.

Section 2 Expiration Date. As used in this Agreement, the term “Expiration Date” shall mean the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be validly terminated pursuant to Article VIII thereof, (c) the mutual written agreement of the parties to terminate this Agreement, or (d) any material modification or amendment of the Merger Agreement (including any exhibits, annexes or schedules thereto, or any agreement contemplated thereby, including the CVR Agreement), without the prior written consent of the Shareholder, that, in each case, (x) results in a decrease in the amount or changes the form of consideration (including any change in the allocation of the form of consideration) payable to the Shareholder pursuant to the terms of the Merger Agreement (including any exhibits or schedules thereto, such as the CVR Agreement) as in effect on the date hereof (other than a change in form from CVRs to cash where the price payable in cash is not less than the Milestone Payment (as defined in the CVR Agreement), (y) is otherwise adverse in any material respect to the Shareholder or (z) extends the End Date past June 23, 2024 (other than any extension provided for in Section 8.1(b)(ii) of the Merger Agreement).

Section 3 Additional Purchases. The Shareholder agrees that any Company Shares (including Company Shares represented by ADSs) or other share capital of the Company that the Shareholder purchases or with respect to which the Shareholder otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) during the Support Period, including by the exercise of a Company Option, Company Warrant or the settlement of a Company RSU (collectively, the “New Shares”) shall be subject to the terms and conditions of this Agreement to the same extent as if they constituted Subject Shares as of the date hereof, and the representation and warranties in Section 5 shall be true and correct as of the date that beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of such New Shares is first acquired. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require the Shareholder to exercise any Company Equity Award or require the Shareholder to purchase any Company Shares, and nothing herein shall prohibit the Shareholder from exercising any Company Equity Award held by the Shareholder.

Section 4 Agreement to Retain the Subject Shares and Other Covenants.

(a)           During the Support Period, the Shareholder shall not Transfer (as defined below in Section 4(c)) (or agree to Transfer or cause or permit the Transfer of) any of the Subject Shares.

(b)           Section 4(a) above shall not prohibit or otherwise restrict a Transfer of Subject Shares by the Shareholder: (i) by using already-owned Shares (or effecting a “net exercise” of a Company Option or a “net settlement” of a Company RSU) either to pay the exercise price upon the exercise of a Company Option or to satisfy the Shareholder’s tax withholding obligation upon the exercise of a Company Option or settlement of a Company RSU, in each case as permitted pursuant to the terms of any of the Company Share Plans, (ii) transferring all or a portion of the Subject Shares to any Affiliate, partner, member or equityholder of the Shareholder or by operation of law or (x) if the Shareholder is an investment fund, to any other investment fund managed by the same manager, managing member, general partner or management company or by an entity controlling, controlled by or under common control with such manager, managing member, general partner or management company or (y) if the Shareholder is an individual, to any immediate family members, a trust established for the benefit of the Shareholder and/or for the benefit of one or more members of the Shareholder’s immediate family or charitable organizations, including a donor-advised fund, for estate planning purposes or upon the death of the Shareholder; provided that, as a condition to any such Transfer pursuant to the foregoing clauses (i) and (ii), the recipient agrees to be bound by this Agreement by executing and delivering to Parent a joinder to this Agreement, in a form reasonably acceptable to Parent as soon as practicable after such Transfer, or (iii) with Parent’s prior written consent (such exceptions set forth in clauses (i) through (iii), collectively, “Permitted Transfers”). Any Transfer (other than a Permitted Transfer), or purported Transfer (other than a Permitted Transfer), of any of the Subject Shares in breach or violation of this Agreement shall be void and of no force or effect.

(c)           For the purposes of this Agreement, a Person shall be deemed to have effected a “Transfer” of a Subject Share if such Person, directly or indirectly, (i) sells, pledges, encumbers, hypothecates, assigns, grants an option with respect to (or otherwise enters into a hedging arrangement with respect to), transfers, tenders or disposes (by merger, by testamentary disposition, by the creation of any Lien (other than as contained herein), by operation of law, by dividend or distribution or otherwise) of such Subject Share or any interest in or beneficial ownership of such Subject Share, (ii) deposits any Subject Shares into a voting trust or enters into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto that is inconsistent with this Agreement, or (iii) offers, consents, agrees or commits (whether or not in writing) to take any of the actions referred to in the foregoing clause (i) or (ii).

(d)           The Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all reasonable actions, and to do, or cause to be done, all things reasonably necessary to fulfill the Shareholder’s obligations under this Agreement, including attending, if applicable, any meeting of the shareholders of the Company or any adjournment or postponement thereof (or executing valid and effective proxies to any other attending participant of such meeting in lieu of attending such meeting or any adjournment or postponement thereof).

(e)           Subject to Section 7 below, at all times during the period commencing on the date hereof and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 12 and the Effective Time, the Shareholder shall not, shall cause its directors and officers to not, and shall direct its other Representatives to not, directly or indirectly, take any action or omit to take any action that the Company is not permitted to take or omit to take pursuant to clauses (A) through (E) and clause (G) of Section 6.3(a)(i) of the Merger Agreement, or approve, authorize, agree or publicly announce any intention to do any of the foregoing. Nothing in this Section 4(e) shall prohibit the Shareholder or its Representatives from informing any Person of the existence of the provisions contained in this Section 4(e). The Shareholder acknowledges that any violation of the restrictions set forth in this Section 4(e) by its Representatives acting on behalf of the Shareholder shall be deemed to be a breach by the Shareholder.

Section 5 Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent as of the date hereof as follows:

(a)           The Shareholder is a natural person or a legal entity duly organized or incorporated and validly existing and in good standing under the laws of its jurisdiction of organization or incorporation. The Shareholder has the full power and authority to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder and no other proceedings or actions on the part of the Shareholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

(b)           This Agreement has been duly executed and delivered by or on behalf of the Shareholder and constitutes a valid and binding agreement with respect to the Shareholder, enforceable against the Shareholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c)           The Shareholder is the record, legal and beneficial owner of the number of the Subject Shares and the other rights to acquire (whether currently, upon lapse of time, following the satisfaction of any condition, upon the occurrence of any event or any combination of the foregoing) beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of the number of Company Shares (including Company Shares represented by ADSs), in each case indicated opposite the Shareholder’s name on Schedule 1, which constitute all of the securities of the Company owned of record or beneficially by the Shareholder or its Affiliates on the date hereof. The Shareholder does not beneficially own any Company Shares that it does not hold of record or own any Company Shares through its Affiliates. The Subject Shares are now, and at all times during the Support Period will be, held by the Shareholder (or a nominee or custodian for its benefit or a transferee pursuant to a Permitted Transfer), free and clear of any Liens (other than as contained herein). The Shareholder has sole, and otherwise unrestricted, voting power with respect to such Subject Shares, and none of the Subject Shares are subject to any voting trust or other agreement, arrangement, or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement.

(d)           The execution and delivery of this Agreement by the Shareholder does not, and the performance by the Shareholder of its obligations hereunder and the compliance by the Shareholder with any provisions hereof will not, violate or conflict with, result in a material breach of or constitute a default (or an event that with notice or lapse of time or both would become a material default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien (other than as contained herein) on any of the Subject Shares pursuant to, any agreement, instrument, note, bond, mortgage, contract, lease, license, permit or other obligation or any order, arbitration award, judgment or decree to which the Shareholder is a party or by which the Shareholder is bound, or, to the Shareholder’s knowledge, any law, statute, rule or regulation to which the Shareholder is subject or any bylaw or other organizational document of the Shareholder.

(e)           The execution and delivery of this Agreement by the Shareholder does not, and the performance of this Agreement by the Shareholder does not and will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by the Shareholder except for applicable requirements, if any, of the Exchange Act.

(f)            As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of the Shareholder, threatened against the Shareholder before or by any Governmental Authority that would reasonably be expected to impair or delay the ability of the Shareholder to perform its obligations under this Agreement.

(g)           No broker, investment banker, financial advisor, finder, agent or other Person is entitled to any broker’s, finder’s, financial adviser’s or other similar fee or commission from the Company other than as disclosed in the Merger Agreement in connection with this Agreement based upon arrangements made by or on behalf of the Shareholder in his, her or its capacity as a shareholder of the Company.

(h)           The Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Shareholder’s execution and delivery of this Agreement.

Section 6 Waiver of Actions and Appraisal Rights. The Shareholder agrees that the Shareholder will not, in the Shareholder’s capacity as a shareholder of the Company, bring, commence, institute, maintain, prosecute or voluntarily aid any action (a) which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (ii) alleges that the execution and delivery of this Agreement by the Shareholder, either alone or together with any of the other agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors, breaches any fiduciary duty of the Board of Directors or any member thereof, (b) with respect to any disclosure to the shareholders of the Company in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby, or (c) against Parent, Merger Sub or their respective Representatives in connection with this Agreement or the Merger Agreement or the transactions contemplated hereby or thereby. During the term of this Agreement, the Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise or assert, on its own behalf or on behalf of any other holder of Subject Shares, any rights of appraisal, any dissenters’ rights or any similar rights relating to the Merger (including any rights under Section 238 of the CICA) that the Shareholder may have by virtue of, or with respect to, any Subject Shares beneficially owned by the Shareholder.

Section 7 No Limitation on Discretion as Director or Fiduciary. Notwithstanding anything herein to the contrary, the covenants and agreements set forth herein shall not prevent the Shareholder or any representative of the Shareholder, (a) if the Shareholder or such representative is serving on the Board of Directors or is a director or officer of the Company, from exercising his or her duties and obligations as a director or officer of the Company or otherwise taking any action, subject to the applicable provisions of the Merger Agreement, while acting in such capacity as a director or officer of the Company, or (b) if the Shareholder or such representative is serving as a trustee or fiduciary of any ERISA plan or trust, from exercising his or her duties and obligations as a trustee or fiduciary of such ERISA plan or trust. The Shareholder is executing this Agreement solely in its capacity as a shareholder of the Company.

Section 8 Specific Enforcement. The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach by either party hereto of any of its respective covenants or obligations set forth in this Agreement, the other party shall be entitled (without proof of actual damages or otherwise or posting or securing any bond or other security), in addition to any other remedy to which it is entitled to under law or equity, to an injunction or injunctions to prevent or restrain breaches of this Agreement, by the other party (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each party hereto hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement. Any party’s pursuit of any injunction or specific performance at any time shall not be deemed an election of remedies or waiver of the right to pursue any other right or remedy to which such party may be entitled.

Section 9 Further Assurances. The Shareholder shall, from time to time and without additional consideration, execute and deliver, or cause to be executed and delivered such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

Section 10 Notice. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder if they are, in accordance with the methods set forth in Section 9.4 of the Merger Agreement: (a) delivered to Parent at the address set forth in Section 9.4 of the Merger Agreement or (b) delivered to the Shareholder at its address set forth on the Shareholder’s signature page to this Agreement (or, in each case, to such other recipient or address as designated in a written notice to the Shareholder or Parent, as applicable, in accordance with this Section 10).

Section 11 No Survival of Representations, Warranties and Agreements. All representations, warranties, covenants and agreements in this Agreement, and all rights and remedies with respect thereto, shall not survive the Expiration Date.

Section 12 Termination. This Agreement shall automatically terminate and become void and of no further effort or effect on the Expiration Date; provided, that (i) this Section 12 and the applicable definitional and interpretive provisions of Section 14 through Section 19, Section 21, Section 22, Section 24 and Section 25 shall survive such termination and (ii) no such termination shall relieve or release the Shareholder from any obligations or liabilities arising out of its breach of this Agreement prior to its termination.

Section 13 Disclosure. The Shareholder shall permit the Company, Parent and Merger Sub to disclose in all documents and schedules filed with the SEC and the Registrar of Companies pursuant to the CICA that Company or Parent, as applicable, determines to be necessary in connection with the Merger and any transaction contemplated by the Merger Agreement, the Shareholder’s identity and ownership of the Subject Shares and the nature of the Shareholder’s commitments, arrangements and understandings under this Agreement; provided, that the Shareholder shall have a reasonable opportunity to review and comment on such disclosure prior to any such filing. None of the information relating to the Shareholder provided by or on behalf of the Shareholder in writing for inclusion in such documents and schedules filed with the SEC or the Registrar of Companies will, at the respective times that such documents and schedules are filed with the SEC or Registrar of Companies or are first mailed, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Shareholder shall promptly notify Parent if it becomes aware of any required corrections with respect to any information provided by or on behalf of the Shareholder for inclusion in any such disclosure document if and to the extent that the Shareholder becomes aware that any such information shall have become untrue or misleading in any material respect. The Shareholder shall not make any press release, public announcement or other communication with respect to this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of the Company and Parent, except (a) as required by applicable federal securities law (including the filing of a Schedule 13D with the SEC which may include this Agreement as an exhibit thereto), in which case the Company and Parent shall have a reasonable opportunity to review and comment on such communication, and (b) for any such communication that is materially consistent with previous public announcements by the Company or Parent.

Section 14 Severability. In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be effected as originally contemplated to the fullest extent possible.

Section 15 Assignment. No party may assign (by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party, except that Parent may assign, in its sole discretion, any and all of its rights, interests and obligations under this Agreement to any Affiliate of Parent, but no such assignment shall relieve the assigning party of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment in violation of this Agreement shall be void ab initio.

Section 16 No Waivers. No waivers of any breach of this Agreement extended by Parent to the Shareholder shall be construed as a waiver of any rights or remedies of Parent with respect to any other shareholder of the Company who has executed an agreement substantially in the form of this Agreement with respect to the Company Shares held or subsequently held by such other shareholder or with respect to any subsequent breach of the Shareholder or any other shareholder of the Company. No waiver of any provisions hereof by either party hereto shall be deemed a waiver of any other provisions hereof by any such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

Section 17 Governing Law. This Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the State of Delaware without regard to the conflicts of law principles thereof that would subject such matter to the Laws of another jurisdiction, except that the following matters arising out of or relating to this Agreement shall be exclusively interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands, in respect of which the parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of the Cayman Islands: (a) the Merger; (b) the vesting of the undertaking, property and liabilities of each of the Company and Merger Sub in the Surviving Company; (c) the cancellation of the Subject Shares (including Shares represented by ADSs); (d) the fiduciary or other duties of the Board of Directors and the sole director of Merger Sub; (e) the general rights of the respective shareholders of the Company and Merger Sub, including the rights provided for in Section 238 of the CICA with respect to any Dissenting Shares; and (f) the internal corporate affairs of the Company and Merger Sub.

Section 18 Jurisdiction and Venue. Except as set forth in Section 17, each of the parties irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the another party or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereby irrevocably and unconditionally submits with regard to any such action or proceeding for itself and in respect of its property to the personal jurisdiction of the aforesaid courts and agrees that, except as set forth in Section 17, it will not bring any action relating to this Agreement or any of the Transactions (including the Merger) in any court other than the aforesaid courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 18; provided, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 19 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR THE OTHER TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 19.

Section 20 No Agreement Until Executed. Irrespective of negotiations among the parties hereto or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the parties hereto unless and until (a) the Board of Directors has approved, for purposes of any applicable anti-takeover laws and regulations, and any applicable provision of the Memorandum and Articles of Association of the Company, the transactions contemplated by the Merger Agreement, (b) the Merger Agreement is executed by all parties thereto, and (c) this Agreement is executed by all parties hereto.

Section 21 Certain Events. Notwithstanding anything in this Agreement to the contrary, if, at any time occurring on or after the date hereof and prior to the Effective Time, any change in the outstanding equity interests of the Company shall occur as a result of any reorganization, reclassification, recapitalization, share subdivision or consolidation, exchange or readjustment of shares, or any share dividend or share distribution (including any dividend or other distribution of securities convertible into Company Shares) with a record date during such period, the type and number of the Subject Shares subject to this Agreement shall be adjusted appropriately, and this Agreement and the obligations hereunder shall automatically attach to any New Shares or other securities issued to or acquired by the Shareholder.

Section 22 Entire Agreement; Amendment. This Agreement (including the schedule hereto) and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

Section 23 Counterparts; Effectiveness; PDF Signature. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment and DocuSign, shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 24 Expenses. Except as otherwise expressly provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Transactions contemplated hereby are consummated.

Section 25 Construction.

(a)            Unless otherwise indicated, all references herein to Sections or Schedules, shall be deemed to refer to Sections or Schedules of or to this Agreement, as applicable, and all references herein to “paragraphs” or “clauses” shall be deemed references to separate paragraphs or clauses of the section or subsection in which the reference occurs. The words “hereof,” “herein,” “hereby,” “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)            Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall not be limiting and shall be deemed in each case to be followed by the words “without limitation.”

(c)            The words “or” or “either”, when used herein, shall not be exclusive.

(d)            Unless otherwise indicated, all references herein to the subsidiaries of a Person shall be deemed to include all direct and indirect subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e)            If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb).

(f)             Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g)            When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h)            The headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(i)             References to “$” and “dollars” are to the currency of the United States of America.

(j)            “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(k)            Except as otherwise specified, (i) references to any statute or law shall be deemed to refer to such statute or law as amended from time to time and to any rules or regulations promulgated thereunder, (ii) references to any Person include the successors and permitted assigns of that Person, and (iii) references from or through any date mean from and including or through and including, respectively.

(l)             Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded.

(m)            Where used with respect to information, the phrases “delivered” to a party hereto means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives.

(n)            The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, holding or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Pages Follow]

IN WITNESS WHEREOF, each party hereto has duly executed and delivered this Agreement, all as of the date first above written.

[SHAREHOLDER]

By:
Name:
Title:

E-mail:

Address:

IN WITNESS WHEREOF, each party hereto has duly executed and delivered this Agreement, all as of the date first above written.

[PARENT]

By:
Name:
Title:

Schedule 1

Shareholder (Name): [●]

Shares	Company Options	Company Warrants	Company RSUs
	–	–	–